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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended


                       Companhia Energetica do Maranhao
                       (Name of foreign utility company)


                               PPL Global, Inc.
                (Name of filing company, if filed on behalf of
                          a foreign utility company)

Item 1:
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          The name and address of the entity claiming foreign utility company status is Companhia Energetica do Maranhao ("CEMAR"), Sao Luis-MA, Av. Colares Moreira, No. 477, Renascenca II, Maranhao, Brasil. CEMAR is a Sociedad Anonima organized and existing under the laws of Brazil. CEMAR is currently the exclusive distributor of electricity in the state of Maranhao in the Northeast region of the Federative Republic of Brazil. CEMAR currently serves approximately one million customers and distributes electricity via transmission lines covering over 4500 kilometers.

          After the acquisition, 84.68% of the shares of CEMAR will be owned by BRISK Participacoes Limitada, a Brazilian Limitada ("BRISK"), and a wholly-owned subsidiary of PPL Brasil I (which owns 99% of BRISK) and PPL Brasil II (which owns 1% of BRISK). Each of PPL Brasil I and PPL Brasil II are Cayman Islands corporations and are wholly owned subsidiaries of PPL Brasil, Inc., a Delaware corporation and a wholly-owned subsidiary of PPL Global, Inc. ("PPLG"), a Pennsylvania corporation. PPLG is a wholly owned subsidiary of PPL Corporation, an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended. Approximately 5% of the shares of CEMAR will be sold to former and current employees who are represented by FASCEMAR, a Brazilian non-profit group, or such shares will be purchased by BRISK. The remainder of the CEMAR shares are either owned by Brazilian municipalities and individuals or listed on the Rio de Janeiro stock exchange.

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Item 2:
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          Each of PPL Electric Utilities Corporation and Safe Harbor Water Power
Corporation (collectively, the "PPL Operating Companies") is a domestic public utility company that is a subsidiary company of PPL Corporation and an associate company of PPLG. Neither of the PPL Operating Companies has made an investment in or has any contractual relationship with CEMAR, and no such investment or contractual relationship is contemplated.

EXHIBIT A
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          The state certification required under Section 33(a)(2) of the Public
Utility Holding Company Act of 1935, as amended, which was issued by the Pennsylvania Public Service Commission (which regulates the retail rates of PPL Electric Utilities Corporation), has been previously filed with the Commission and is incorporated herein by reference.

          PPLG has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         /s/ Michael D. Hornstein, Esq.
                         ------------------------------
                         Michael D. Hornstein, Esq.
                         Orrick, Herrington & Sutcliffe LLP
                         3050 K Street, N.W.
                         Washington, D.C. 20007
                          (202) 339-8400

                         Attorney for PPL Global, Inc.

June 21, 2000